Phone:	(212) 885-5205
Fax:	(917) 332-3722
Email:	ajanell@blankrome.com

April 21, 2014

FILED VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
SEC File Numbers: 333-194703 and 811-22066
Request for Acceleration

Dear Mr. Parachkevov:

The Fund filed on March 20, 2014, its registration statement on Form N-2, as amended by the Pre-Effective Amendment #1, filed on April 21, 2014, (the “Registration Statement”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

The Fund has authorized the undersigned to make the following acceleration request and the representations below on its behalf. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement be accelerated so that the Registration Statement will become effective on Wednesday, April 23, 2014 (the “Effective Date”), or as soon thereafter as practicable.  Our client has selected the Effective Date to provide the Fund sufficient time to commence and conclude the offering during a time period that it believes, based on current market conditions, is advantageous to the Fund.

In connection with the foregoing acceleration request, the Fund acknowledges that:

-	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Asen Parachkevov
April 21, 2014

-
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell

Allison H. Janell